Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Shares, no par value	59,800,000 (3)	$20.86	$1,247,428,000	$137,466.57

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also be deemed to cover such indeterminate number of additional common shares, no par value (“Common Shares”), of TELUS Corporation, which may be offered and issued to prevent dilution resulting from adjustments as a result of share dividends, share splits, reverse share splits, recapitalizations, reclassifications, mergers, split-ups, reorganizations, consolidations and other capital adjustments.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, the proposed maximum offering price, per share and in the aggregate, and the registration fee were calculated based upon the average of the high and low prices of the Common Shares as reported by the New York Stock Exchange on October 31, 2022.

(3) Represents (i) 4,800,000 Common Shares available for issuance under the Performance Share Unit Plan, (ii) 20,000,000 Common Shares available for issuance under the Restricted Share Unit Plan, and (iii) 35,000,000 Common Shares that may be purchased from the secondary market under the TELUS Employee Share Purchase Plan.